                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                           Brown-Forman Corporation
________________________________________________________________________________
                               (Name of Issuer)


                             Class A Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  115637-10-0
        _______________________________________________________________
                                (CUSIP Number)

                James S. Welch              (502)582-1601
                Ogden Newell & Welch
                1200 One Riverfront Plaza, Louisville, KY  40202
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                      N/A
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 Pages

- -----------------------                                  ---------------------
 CUSIP No. 115637-10-0                13D                  Page 2 of 5 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laura Lee Brown
      ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                                        0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                1,360,910
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                           0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                1,360,910
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                1,360,910

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                     4.69%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14                                                                   IN

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           BROWN-FORMAN CORPORATION

                                 SCHEDULE 13D

                                Laura Lee Brown

Item 1.  Security and Issuer:

         Class A Common Stock

         Brown-Forman Corporation
         850 Dixie Highway
         Louisville, KY  40210

Item 2.  Identity and Background:


         (a)  Name:

              Laura Lee Brown

         (b)  Residence or business address:

              7001 U.S. Highway 42
              Louisville, KY  40222

         (c) Present principal occupation or employment and employer information:

              None.

         (d)  Criminal Convictions in last five years:

              None.

         (e) Civil proceedings in last five years leading to finding of violation of federal or state securities laws:

              None.

         (f)  Citizenship:

              United States of America.

Item 3.  Source and Amount of Funds or Other Consideration:

         Not Applicable.

Item 4.  Purpose of Transaction:

         Due to the emancipation of certain minors, relieving the undersigned of beneficial ownership of the shares they hold either directly or through certain trusts, my beneficial share ownership of the Class A common stock of Brown-Forman Corpration has dropped below 5%.

Item 5.  Interest in Securities of the Issuer:

         (a)(i)    Amount Beneficially Owned:             1,360,910

            (ii)   Percent of Class:                          4.69%

         (b)(i)    Sole Voting Power:                           0

            (ii)   Shared Voting Power:                   1,360,910

            (iii)  Sole Dispositive Power:                      0

            (iv)   Shared Dispositive Power:              1,360,910

            (v)    Persons Sharing Voting and Disposal Power:

                   The undersigned, as a member of the Advisory
                   Committee to Trusts under the Will of her mother, Gertrude Brown Albrecht, shares voting and disposal powers over 46,116 shares of Brown-Forman Corporation Class A common stock and, as a member of the Advisory Committee to Trusts under the Will of her father, George Garvin Brown, shares voting and disposal powers over 591,315 shares of Brown-Forman Corporation, Class A common stock, in each instance.

                   (1)(A)  George Garvin Brown III

                      (B)  c/o Transtek
                           National City Tower
                           Louisville, KY  40202

                      (C)  Chairman of the Board of Transportation
                           Technologies, Inc.

                   (2)(A)  Owsley Brown II

                      (B)  Brown-Forman Corporation
                           850 Dixie Highway
                           Louisville, KY  40210

                      (C)  Chairman of the Board and Chief
                           Executive Officer, Brown-Forman
                           Corporation

              Neither Mr. G. Garvin Brown nor Mr. Owsley Brown II has been convicted of a criminal offense or been found liable in a civil action involving securities laws in the last five years. Both are United States citizens.

         (c)  Transactions in Past Sixty Days:

              None.

         (d)  Others Known to Have Power to Direct Receipt of
              Dividends or Sale Proceeds:

              None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 25, 1996
- ------------------------------

/s/ Laura Lee Brown
- ------------------------------
Signature

Laura Lee Brown
- ------------------------------
Name/Title